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ANNUAL AU
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47025

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prime Dealer Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York,	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. D'Auria — (212) 276-2584
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, Graeme McEvoy and Joseph R. D'Auria, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Prime Dealer Services Corp. at and for the year ended December 31, 2010, are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Graeme McEvoy
Managing Director

Joseph R. D'Auria
Executive Director

Subscribed to before me this
28th day of February, 2011

Notary Public

DANIELLE SPADAVECCHIA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SP6211751
Qualified in Queens County
My Commission Expires September 21, 2013

PRIME DEALER SERVICES CORP.
(SEC I.D. No. 8-47025)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Prime Dealer Services Corp.

We have audited the accompanying statement of financial condition of Prime Dealer Services Corp. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Prime Dealer Services Corp. at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

PRIME DEALER SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010
(In thousands of dollars, except share data)

ASSETS

Cash and cash equivalents	$	202,226
Cash deposited with clearing organization		150
Securities borrowed		6,986,618
Securities received as collateral, at fair value		20,567,915
Other assets		6
Total assets	$	27,756,915

LIABILITIES AND STOCKHOLDER'S EQUITY

Securities loaned	$	6,986,618
Obligation to return securities received as collateral, at fair value		20,567,915
Payables to affiliates		99,482
Other liabilities		97
Total liabilities		27,654,112
Stockholder's equity:		
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)		1
Paid-in capital		24,999
Retained earnings		77,803
Total stockholder's equity		102,803
Total liabilities and stockholder's equity	$	27,756,915

See Notes to the Statement of Financial Condition.

PRIME DEALER SERVICES CORP.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2010
(In thousands of dollars)

Note 1 - Introduction and Basis of Presentation

The Company

Prime Dealer Services Corp. (the "Company") is a wholly owned subsidiary of Morgan Stanley & Co. Incorporated (the "Parent"), which is a wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is primarily engaged in the borrowing and lending of securities.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, compensation, the outcome of litigation and tax matters and other matters that affect the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Related Party Transactions

The Company has the following transactions with the Ultimate Parent and its affiliates as of and for the year ended December 31, 2010:

Assets and receivables from affiliated companies are comprised of:	
Securities received as collateral	$ 20,567,915
Securities borrowed	6,567,618

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with original maturities of three months or less.

Cash Deposited With Clearing Organization

Cash deposited with clearing organization represents cash deposited with the Options Clearing Corporation.

Financial Instruments and Fair Value

Securities received as collateral and obligation to return securities received as collateral are carried at fair value. A description of the Company's polices regarding fair value measurement and its application follows.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2—Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 —Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy (see Note 3). In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Many cash instruments have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that the fair value estimate always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, creditworthiness of the Company, option volatility and currency rates. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality and model uncertainty. Adjustments for liquidity risk adjust model derived mid-market levels of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions. The Company also considers collateral held and legally enforceable master netting agreements that mitigate the Company's exposure to each counterparty. Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information when possible. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.
See Note 3 for a description of valuation techniques applied to financial instruments measured at fair value.

Securities Lending Transactions

Securities borrowed and securities loaned are treated as collateralized financings. Where appropriate, transactions with the same counterparty are reported on a net basis. Securities borrowed and securities loaned are carried at the amount of cash collateral advanced and received in connection with the transactions.

Income Taxes

Income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

Note 3 – Fair Value Disclosures

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Securities received as collateral and obligation to return securities received as collateral

Securities received as collateral and obligation to return securities received as collateral are generally valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy. A portion of the securities received as collateral and obligation to return securities received as collateral are valued using pricing models or based on inputs that are unobservable and are categorized in Level 2 and Level 3 of the fair value hierarchy, respectively.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2010. See Note 2 for a discussion of the Company's policies regarding the fair value hierarchy.

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2010

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets				
Securities received as collateral	$ 19,677,433	$ 889,662	$ 820	$ 20,567,915
Liabilities				
Obligation to return securities received as collateral	$ 19,677,433	$ 889,662	$ 820	$ 20,567,915

There have been no transfers between levels of the fair value hierarchy during 2010.

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash and cash equivalents, Cash deposited with clearing organizations, Securities borrowed, and Securities loaned.

Note 4 – Collateralized Transactions

The Company enters into securities borrowed and securities loaned transactions to settle other securities obligations and to accommodate counterparties' needs. The Company's policy is generally to take possession of Securities borrowed. The Company manages credit exposure arising from securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral.

The Company receives collateral in the form of securities in connection with securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to enter into securities lending transactions. The Company additionally receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the statement of financial condition. At December 31, 2010, the fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $27,554,533, all of which had been repledged.

Note 5 – Contingencies

There are no pending legal actions, including arbitrations, class actions and other litigation, arising in connection with the Company's activities as a securities borrowing and securities lending financial services institution. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. There are no legal reserves in the statement of financial condition as of December 31, 2010.

Note 6 - Risk Management

The Company's risk management policies and related procedures are integrated with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company employs an Enterprise Risk Management ("ERM") framework to integrate the diverse roles of the risk departments into a holistic enterprise structure and to facilitate the incorporation of risk evaluation into decision-making processes across the Company. The Company has policies and procedures in place to identify, assess, monitor and manage the significant risks involved in the activities of its Institutional Securities business segment and support functions as well as at the holding company level. Principal risks involved in the Company's business activities include market, credit, capital and liquidity, operational, and compliance and legal risk.

The cornerstone of the Company's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. Five key principles underlie this philosophy: comprehensiveness, independence, accountability, defined risk tolerance and transparency. The fast-paced, complex, and constantly-evolving nature of global financial services requires that the Company maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters.

Risk Governance Structure

Risk management at the Company requires independent company-level oversight, accountability of the Company's business segments, and effective communication of risk matters to senior management and across the Company. The nature of the Company's risks, coupled with its risk management philosophy, informs the Company's risk governance structure. The Company's risk governance structure comprises the Board of Directors; the Risk Committee of the Board ("BRC") and the Audit Committee of the Board ("BAC"); the Firm Risk Committee ("FRC"); senior management oversight (including the Chief Executive Officer, Chief Risk Officer, Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer); the Internal Audit Department and risk managers, committees, and groups within and across the Company's business segments. A risk governance structure composed of independent but complementary entities facilitates efficient and comprehensive supervision of the Company's risk exposures and processes.

Morgan Stanley Board of Directors. The Board has oversight for the Company's ERM framework and is responsible for helping to ensure that the Company's risks are managed in a sound manner. The Board has authorized the committees within the ERM framework to help facilitate its risk oversight responsibilities.

Risk Committee of the Board. The BRC, appointed by the Board, is composed of non-management directors. The BRC is responsible for assisting the Board in the oversight of the Company's risk governance structure; the Company's risk management and risk assessment guidelines and policies regarding market, credit and liquidity, and funding risk; the Company's risk tolerance; and the performance of the Chief Risk Officer. The BRC reports to the full Board on a regular basis.

Audit Committee of the Board. The BAC, appointed by the Board, is composed of independent directors (pursuant to the Company's Corporate Governance Policies and applicable New York Stock Exchange and Securities and Exchange Commission ("SEC") rules) and is responsible for oversight of certain aspects of risk management, including review of the major operational, franchise, reputational, legal and compliance risk exposures of the Company and the steps management has taken to monitor and control such exposure, as well as guidelines and policies that govern the process for risk assessment and risk management. The BAC reports to the full Board on a regular basis.

Firm Risk Committee. The Board has also authorized the FRC, a management committee appointed and chaired by the Chief Executive Officer, that includes the most senior officers of the Company, including the Chief Risk Officer, Chief Legal Officer and Chief Financial Officer. The FRC's responsibilities include oversight of the Company's risk management principles, procedures and limits and the monitoring of capital levels and material market, credit, liquidity and funding, legal, compliance, operational, franchise and regulatory risk matters, and other risks, as appropriate, and the steps management has taken to monitor and manage such risks. The FRC reports to the full Board, the BAC and the BRC through the Company's Chief Risk Officer.

Chief Risk Officer. The Chief Risk Officer, who reports to the Chief Executive Officer and the BRC overseas compliance with Company risk limits; approves exceptions to the Company's risk limits; reviews material market, credit, and operational risks; and reviews results of risk management processes with the Board, the BAC and the BRC, as appropriate. The Chief Risk Officer also coordinates with the Compensation, Management Development and Succession Committee of the Board to evaluate whether the Company's compensation arrangements encourage unnecessary or excessive risk-taking and whether risks arising from the Company's compensation arrangements are reasonably likely to have a material adverse effect on the Company.

Internal Audit Department. The Internal Audit Department provides independent risk and control assessment and reports to the BAC and administratively to the Chief Legal Officer. The Internal Audit Department examines the Company's operational and control environment and conducts audits designed to cover all major risk categories.

Independent Risk Management Functions. The independent risk management functions (Market Risk, Credit Risk, Operational Risk and Corporate Treasury departments) are independent of the Company's business units. These groups assist senior management and the FRC in monitoring and controlling the Company's risk through a number of control processes. Each function maintains its own risk governance structure with specified individuals and committees responsible for aspects of managing risk. Further discussion about the responsibilities of the risk management functions may be found below under "Market Risk" and "Credit Risk".

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of trading and client facilitation activities, principally within the Institutional Securities business segment where the substantial majority of the Company's Value-at-Risk ("VaR") for market risk exposures is generated.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The control groups help ensure that these risks are measured and closely monitored and are made transparent to senior management. The Market Risk Department is responsible for ensuring transparency of material market risks, monitoring compliance with established limits, and escalating risk concentrations to appropriate senior management. To execute these responsibilities, the Market Risk Department monitors the Company's risk against limits on aggregate risk exposures, performs a variety of risk analyses, routinely reports risk summaries, and maintains the Company's VaR and scenario analysis systems. These limits are designed to control price and market liquidity risk. Market risk is monitored through various measures: statistically (using VaR and related analytical measures); by measures of position sensitivity; and through routine stress testing, which measures

the impact on the value of existing portfolios of specified changes in market factors, and scenario analyses conducted by the Market Risk Department in collaboration with the business units. The material risks identified by these processes are summarized in reports produced by the Market Risk Department that are circulated to and discussed with senior management, the FRC, the BRC, and the Board of Directors.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations. The Company incurs credit risk exposure to institutions and sophisticated investors through the Institutional Securities business segment. This risk may arise from a variety of business activities, including, but not limited to, entering into swap or other derivative contracts under which counterparties have obligations to make payments to us; extending credit to clients through various lending commitments; providing short- or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the loan repayment amount; and posting margin and/or collateral to clearing houses, clearing agencies, exchanges, banks, securities firms and other financial counterparties. We incur credit risk in traded securities whereby the value of these assets may fluctuate based on realized or expected defaults on the underlying obligations or loans.

The Company has structured its credit risk management framework to reflect that each of its businesses generates unique credit risks, and Credit Risk Management Department establishes Company-wide practices to evaluate, monitor and control credit risk exposure both within and across business segments. The Company employs a comprehensive and global Credit Limits Framework as one of the primary tools used to evaluate and manage credit risk levels across the Company. The Credit Limits Framework is calibrated within the Company's risk tolerance and includes single-name limits and portfolio concentration limits by country, industry and product type. The Credit Risk Management Department is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. Credit risk exposure is managed by credit professionals and committees within the Credit Risk Management Department and through various risk committees, whose membership includes Credit Risk Management Department. The Credit Risk Management Department also works closely with the Market Risk Department and applicable business units to monitor risk exposures.

Note 7 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have been provided on a separate entity basis in accordance with a tax allocation agreement with the Ultimate Parent. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Ultimate Parent, all current and deferred taxes are offset with all other intercompany balances with the Ultimate Parent.

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain countries and states in which the Company has significant business operations, such as New York. During 2010, the IRS concluded the field work portion of its examinations on issues covering tax years 1999-2005. Additionally during 2010, the Company reached a conclusion with the New York State and New York City tax authorities on issues covering tax years 2002 - 2006. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations. The Company believes that the resolution of tax matters will not have a material effect on the statement of financial condition of the Company. As of December 31, 2010 the Company has not accrued any unrecognized tax benefits.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax Year
United States	1999
New York State and City	2007

Note 8 - Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, the Company has elected to compute its net capital requirement in accordance with the "Alternative Net Capital Requirement," which specifies that net capital shall not be less than 2% of aggregate debit items arising from customer transactions or $250, whichever is greater. At December 31, 2010, the Company's net capital, as defined under such rules, was $82,863 which exceeded the minimum requirement by $82,613.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Note 9 - Subsequent Events

The Company evaluates subsequent events through the date on which the statement of financial condition is issued. The Company did not note any subsequent events requiring disclosure or adjustment to the statement of financial condition.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

Prime Dealer Services Corp.
1221 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of Prime Dealer Services Corp. (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP